SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                          Commission File Number 08354

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
              [X] Form 10-Q   [ ] Form N-SAR


For Period Ended: June 30, 2001


[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K


For the Transition Period Ended:


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                         Part I. Registrant Information

Full name of registrant:       nStor Technologies, Inc.
Former name if applicable:
Address of principal executive office (Street and number):

                               10140 Mesa Rim Road

City, State and Zip Code:      San Diego, CA  92121




                        Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or The subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day Following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Registrant is currently negotiating the terms of a previously announced equity investment and loan proposal from a private investor, which negotiation is expected to be completed prior to the prescribed due date for this filing.

                      Part IV.  Other Information

        (1) Name and telephone number of person to contact in regard to this notification:


          Jack Jaiven           561               640-3105
             (Name)          (Area Code)      (Telephone Number)



        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [X] Yes  [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant expects to report in its Form 10-Q a net loss applicable to common stock of approximately $4.3 million for the quarter ended June 30, 2001, as compared to a net loss applicable to common stock of $3.1 million for the corresponding quarter of 2000. Sales revenue for the quarter ended June 30, 2001 approximated $4 million, compared to $10.9 million reported in last year's corresponding quarter. For the six months ended June 30, 2001, the Registrant expects to report a net loss applicable to common stock of approximately $8 million, as compared to a net loss applicable to common stock of $.6 million for the corresponding period of 2000. Operating results for the prior year's six month period included a $5.6 million gain on the sale of assets. Sales revenue for the six months ended June 30, 2001 approximated $10.2 million, compared to $23.4 million reported in last year's corresponding period.

                                nSTOR TECHNOLOGIES, INC.
                      --------------------------------------------
                      (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                            /s/ Jack Jaiven
                      By:____________________________________
                          Jack Jaiven, Chief Financial Officer

Date:  August 14, 2001